EXHIBIT 21

THORATEC CORPORATION

      Subsidiaries of the Registrant as of the date of this report:

	Jurisdiction of Incorporation	Percentage of
Subsidiary	or Organization	Ownership

International Technidyne Corporation	Delaware	100%
International Technidyne Corporation Limited	United Kingdom	100%
Thoratec Europe Limited	United Kingdom	100%